FOR IMMEDIATE RELEASE

                                  PRESS RELEASE

                    Amscan to Refinance Senior Debt Facility;

                    Not Pursuing Public Offering at This Time

                                     Contact:  James M. Harrison (914) 784-4014
                                             Michael A. Correale (914) 784-4050


ELMSFORD, NEW YORK. November 27, 2002. Amscan Holdings, Inc. announced today that it has signed commitment letters with Goldman Sachs Credit Partners L.P., which will enable it to refinance and significantly extend the maturity of its senior debt facilities. Amscan had filed a registration statement with the Securities and Exchange Commission on June 13, 2002 relating to a proposed primary and secondary offering of shares of its common stock. The Company has decided not to pursue a public offering of shares of common stock at this time given valuations currently available in the equity markets.

Commenting upon the decision, Michael A. Correale, the Company's Chief Financial Officer stated, "This refinancing will improve the maturity profile of our current capital structure while preserving our flexibility to pursue a public equity offering in due course."

Amscan designs, manufactures and distributes decorative party goods, including paper and plastic tableware, accessories and novelties. Amscan also designs and distributes home, baby, wedding and other gift items.

Any statements released by Amscan that are forward-looking are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Terms such as "intends," "anticipates," "expects," words of similar import and variations on such words are intended to identify forward-looking statements. Investors are cautioned that forward-looking statements necessarily involve risks and uncertainties which are difficult to predict and actual outcomes may materially vary from what is expressed or forecasted in such forward-looking statements.